

January 11, 2023

Andrew Paradise
Chief Executive Officer and Chairman
Skillz Inc.
PO Box 445
San Francisco, CA 94104

   Re: Skillz Inc.
    Form 10-K for the Year Ended December 31, 2021
    Filed March 1, 2022
    Form 10-Q for the Quarterly Period Ended September 30, 2022
    Filed November 7, 2022
    File No. 001-39243

Dear Andrew Paradise:

   We have reviewed your December 23, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 21, 2022 letter.

Form 10-Q for the Quarterly Period Ended September 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 29

1. We note from your response to prior comment 1 that at three months the majority of the PMAUs have churned such that approximately 20% of the users in the cohort continue to be paying users. To provide balance for your disclosure on page 31 that each cohort contributes predictably to revenue over its life, please disclose the extent to which you experience churn of paying active users and describe any changes in churn/retention during the periods presented.

2.   You also state in your response that the estimated payback period for your Q4 2021 and Q3 2022 cohorts was approximately 50 and 19 months, respectively. Please tell us whether the estimated payback periods for the cohorts in the first three quarters of fiscal 2021 were generally consistent with the Q4 2021 cohort. Additionally, describe for us the changes in conditions, assumptions or estimates that resulted in the significant increase in the average expected payback period from 4 months for fiscal 2018, 2019, and 2020 cohorts as disclosed in the Form S-1 filed August 17, 2021 to 50 months for the Q4 2021 cohort. Finally, please explain to us why the estimated payback period for the Q3 2022 cohort remains significantly longer than the 2020 cohorts despite UA marketing costs being at significantly lower levels as compared to 2020.

Our Financial Model, page 31

3.   We note from your proposed revised disclosures and response to prior comment 3 that Bonus Cash returned from prior winnings may be used to pay entry fees and is included in the prior winnings component of GMV. Please tell us whether you recognize revenue on entry fees paid with Bonus Cash returned from prior winnings and if so, whether you also recognize a reduction of revenue or sales and marketing expense related to this Bonus Cash. In this regard, we note that the end-user liability account only includes prior winnings that may be withdrawn by the user.

    You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding these comments.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Technology

cc: Steven J. Gavin, Esq.